Exhibit E

                             Terms of Newco Senior
                          Convertible Preferred Stock


Liquidation Preference:          $1.8 billion aggregate.

Face Amount:                     $50 per share, plus accrued but unpaid
                                 dividends.

Conversion Rate:                 Convertible (at any time) into Newco Common
                                 Shares at a conversion price of $56.525 per share or .8845644 of a Newco Common Share per Newco Convertible Preferred Share (subject to Antidilution Provisions).

Dividend Rate:                   4% annual dividend.

                                 Dividends to be payable quarterly in arrears and to be cumulative.

Optional Redemption:             The Newco Convertible Preferred Shares may
                                 not be redeemed until on or after the third anniversary of the Effective Time.
                                 Thereafter, until the fifth anniversary of the Effective Time, Newco may redeem for cash the Convertible Preferred Shares, in whole or in part at its option, at the applicable
                                 Redemption Price plus accrued but unpaid dividends through the payment date set forth below, but only if the closing market price of Newco Common Shares equals or exceeds the applicable Target Common Stock Price set forth below for at least 20 trading days during any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption.
                                 After the tenth anniversary of the Effective
                                 Time, Newco may redeem the Newco Convertible
                                 Preferred Shares, in whole or in part
                                 (subject to standard procedures) at any time at its option at par plus accrued but unpaid dividends through the payment date.

                                                Redemption Price
      Redemption Between     Target Common     (% of Liquidation
       Anniversaries          Stock Price         Preference)
      ------------------     --------------     ----------------
      3 and 4                  $70.6563        102.8 (plus accrued
      4 and 5                   70.6563        102.4 dividends)
      5 and 6                     N/A          102.0
      6 and 7                     N/A          101.6
      7 and 8                     N/A          101.2
      8 and 9                     N/A          100.8
      9 and 10                    N/A          100.4
      Thereafter                  N/A          100.0


Mandatory Redemption:            20th anniversary of the Effective Time.

Voting Rights:                   General voting rights with Newco Common
                                 Shares voting as a single class and on an as-converted basis. Special class voting rights of preferred stock to the extent required by NYSE rules.

Antidilution Provisions:         Customary.

Ranking: Senior to junior preferred stock and common stock or pari-passu with all other preferred stock issued by Newco. No preferred stock shall be issued senior to the Newco Convertible Preferred Stock without the consent of the holders.

Listing:                         NYSE.

Other Terms:                     Customary for a senior convertible voting
                                 preferred stock.